KW 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 01 2013 Washington, DC 193

SEC FILE NUMBER
8- 68201

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stalwart Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 Central Ave
(No. and Street)

Hillsdale	NJ	07642
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug Evans 201-248-8163
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dugan, Colthart and Zoch P.A.
(Name – *if individual, state last, first, middle name*)

161 Mckinley Street	Closter	NJ	07642
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

Public Accountant

Accountant not resident in United States or any of its possessions.

13010912

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Doug Evans ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stalwart Capital, LLC ______, as of December 31 ______, 2012______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

not applicable

Signature

Managing Principal

Title

Notary Public

ALICE M. CONSTANTINO
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/27/2016

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Indepenent Auditor's Report on Internal Control
X (p) Statement of Cash Flows
X (q) Notes to Financial Statements

STALWART CAPITAL, LLC
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:		
Current Assets:		
Cash and Cash Equivalents	$ 9,308	$ 8,783
Commissions Receivable (Net)	28	-
Refund Receivable	17	-
Miscellaneous Receivable	100	100
Prepaid Expenses	2,745	2,020
TOTAL CURRENT ASSETS	$ 12,198	$ 10,903
LIABILITIES AND MEMBER'S EQUITY		
Current Liabilities:		
Accounts Payable and Accrued Expenses	$ 1,028	$ 1,900
Total Current Liabilities	1,028	1,900
Member's Equity	11,170	9,003
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 12,198	$ 10,903

See independent auditor's report and accompanying notes.

STALWART CAPITAL, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND DECEMBER 31, 2011

TABLE OF CONTENTS

DUGAN, COLTHART & ZOCH, P.A.
Certified Public Accountants

161 McKINLEY STREET
P.O. BOX 576
CLOSTER, N.J. 07624

(201) 767-6270
FAX: (201) 767-0920
www.dczcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Stalwart Capital, LLC
Hillsdale, NJ 07642

We have audited the accompanying statements of financial condition of Stalwart Capital, LLC (the Company) as of December 31, 2012 and 2011, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stalwart Capital, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dugan, Colthart + Zoch PA

February 11, 2013
Closter, NJ

STALWART CAPITAL, LLC
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Revenue:		
Commission Income	$ 81,327	$ 10,593
Other Revenue	57,480	14,400
Total Revenue	138,807	24,993
EXPENSES:		
Advertising and Promotion	795	3,399
Bank Service Charges	143	47
Regulatory Fees and Expenses	2,999	2,515
Charitable Contributions	-	1,050
Computer and Internet Expenses	160	1,238
Commission Expense	61,194	534
Health Insurance	-	5,813
Insurance Expense	342	437
Interest Expense	63	4
Meals and Entertainment	215	210
Office Supplies	245	348
Postage and Delivery	18	205
Professional Fees	4,548	1,489
Telephone Expense	1,196	1,329
Travel Expense	1,073	2,916
Dues and Subscriptions	45	50
Due Diligence Expense	-	34
Total Expenses	73,036	21,618
NET INCOME	$ 65,771	$ 3,375

See independent auditor's report and accompanying notes.

STALWART CAPITAL, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
MEMBER'S EQUITY, JANUARY 1	$ 9,003	$ 17,612
Capital Contributed	-	1,016
Net Income	65,771	3,375
Less: Distributions to Member	(63,604)	(13,000)
MEMBER'S EQUITY, DECEMBER 31	$ 11,170	$ 9,003

See independent auditor's report and accompanying notes.

STALWART CAPITAL, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
Cash Flows from Operating Activities:		
Net Income	$ 65,771	$ 3,375
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities:		
(Increase) Decrease in Operating Assets:		
Commissions Receivable	(28)	-
Refund Receivable	(17)	-
Miscellaneous Receivable	-	(100)
Prepaid Expenses	(725)	575
Increase (Decrease) in Operating Liabilities:		
Accounts Payable and Accrued Expenses	(872)	(1,580)
Net Cash Provided By Operating Activities	64,129	2,270
Cash Flows from Financing Activities:		
Contributed Capital	-	1,016
Distributions to Members	(63,604)	(13,000)
Net Cash Used for Financing Activities	(63,604)	(11,984)
Increase (Decrease) in Cash and Cash Equivalents	525	(9,714)
Cash and Cash Equivalents Beginning of Year	8,783	18,497
Cash and Cash Equivalents End of Year	$ 9,308	$ 8,783

See independent auditor's report and accompanying notes.

STALWART CAPITAL, LLC
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS - BEGINNING OF YEARS	$ -	$ -
Increases in Borrowings	-	-
Repayment of Borrowings	-	-
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS - END OF YEARS	$ -	$ -

See independent auditor's report and accompanying notes.

STALWART CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
Computation of Net Capital:		
Total Member's Equity per Statement of Financial Condition	$ 11,170	$ 9,003
Deduct Member's Equity Not Allowable for Net Capital	-	-
Total Member's Equity Qualified for Net Capital	11,170	9,003
Add Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-	-
Total Capital and Allowable Subordinated Liabilities	11,170	9,003
Deductions and/or Changes:		
Total Non-Allowable Assets Per Statement of Financial Condition	2,845	2,120
Net Capital before Haircuts on Security Positions	8,325	6,883
Haircuts on Security Positions	-	-
Net Capital	$ 8,325	$ 6,883
Aggregate Indebtedness Included in the Statement of Financial Condition:		
Accounts Payable and Accrued Expenses	$ 1,029	$ 1,900
Total Aggregate Indebtedness	$ 1,029	$ 1,900
Percentage of Aggregate Indebtedness to Net Capital	12.36%	27.60%

See independent auditor's report and accompanying notes.

STALWART CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15C 3-1 (CONTINUED)
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
Computation of Basic Net Capital Requirement:		
Minimum Net Capital Required (6.67% of Total Aggregate Indebtedness)	$ 69	$ 127
Minimum Dollar Net Capital Requirement	5,000	5,000
Net Capital Requirement	5,000	5,000
Excess Net Capital	3,325	1,883
Excess Net Capital at 1000%:		
Net Capital	$ 8,325	$ 6,883
Less Greater of 10% of the Aggregate Indebtedness or 120% of the Minimum Net Capital Requirement	(6,000)	(6,000)
Excess Net Capital at 1000%	$ 2,325	$ 883
Reconciliation of Net Capital With Company's Computation Included in Part IIA Form X-17A-5 As of December 31, 2012		
Net Capital as Reported in Company's Original (Unaudited) Part IIA Focus Report	$ 8,325	$ 6,883
Net Capital Per Above and As Per Focus Report	$ 8,325	$ 6,883

See independent auditor's report and accompanying notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
Stalwart Capital, LLC ("The Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) and Financial Industry Regulatory Authority (FINRA) and is engaged in the private placement of securities as an agent. The Company does not hold customer funds or safe keep customer securities.

The Company was organized on March 2, 2009 as a single member New Jersey Limited Liability Company.

Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, cash in bank, and temporary cash investments. Temporary cash investments are all highly liquid instruments with maturities of less than three months.

Income Taxes
All items of income or loss flow through to the member of the limited liability company who is responsible for the income taxes thereon.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes commission income on a trade-date basis when acting as an agent on the sale of a private placement security.

Uncertain Tax Positions
Financial Accounting Standards Board ASC 740-10, *Income Taxes* clarifies the accounting and recognition for income tax positions taken or expected to be taken in the Company's income tax returns. The Company's income tax filings are subject to audit by various taxing authorities. The Company's open audit periods are 2009 through 2012. In evaluating the Company's tax provisions and accruals, future taxable income, the reversal of temporary differences, interpretations, and tax planning strategies are considered. The Company believes their estimates are appropriate based on the current facts and circumstances.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Allowance for Bad Debts

The Company provides for bad debts using the allowance method. Receivables are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which these differences are determined, with and offsetting entry to a valuation allowance for the receivables. The Company estimates the allowance for doubtful accounts based on its own cost analysis and expectations for collection. The Company considers balances as delinquent based upon its own analysis. Balances outstanding after management has exhausted reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables. As of December 31, 2012 and 2011, the valuation allowance for doubtful accounts was $-0-.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of a $5,000 minimum net capital and requires that aggregate indebtedness shall not exceed 800% of net capital during the first twelve months of FINRA membership and 1500% thereafter.

As of December 31, 2012, the Company had net capital of $8,325 which was $3,325 in excess of its net capital requirement of $5,000.

As of December 31, 2011, the Company had net capital of $6,883 which was $1,833 in excess if its net capital requirement of $5,000.

NOTE C - OMITTED SUPPLEMENTARY SCHEDULES

The following supplementary schedules have been omitted for 2012 and 2011 due to the fact that the Company is exempt under Section (K) 2(i) of SEC Rule 15c3-3 and the commodity futures trading commission:

- Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- Information Relating to Possession or Control Requirements Under Rule 15c3-3
- Schedules of Segregation Requirements and Funds in Segregation Pursuant to the Commodity Exchange Act

NOTE D - CONCENTRATION OF CREDIT RISK

During 2012, eighty-one (81%) percent of commission income was attributable to two sources. Other revenue consists of monthly association fees from five investment advisory representatives and marketing allowances from two sources.

During 2011, ninety-four (94%) percent of commission income was attributable to one source. Other revenue consists of monthly association fees from five investment advisory representatives.

NOTE E - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 11, 2013, the date on which the financial statements were available to be issued.

DUGAN, COLTHART & ZOCH, P.A.
Certified Public Accountants

161 McKINLEY STREET
P.O. BOX 576
CLOSTER, N.J. 07624

(201) 767-6270
FAX: (201) 767-0920
www.dczcpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
Stalwart Capital, LLC
Hillsdale, NJ 07642

In planning and performing our audit of the financial statements of Stalwart Capital, LLC (the Company), as of December 31, 2012 and for the year then ended, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In

fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the

Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dugan, Celthart + Zoch PA

February 11, 2013
Closter, NJ

DUGAN, COLTHART & ZOCH, P.A.
Certified Public Accountants

161 McKINLEY STREET
P.O. BOX 576
CLOSTER, N.J. 07624

(201) 767-6270
FAX: (201) 767-0920
www.dczcpa.com

INDEPENDENT ACCOUNTANT'S REPORT RELATED TO SECURITIES INVESTOR PROTECTION CORPORATION (SIPC) ASSESSMENT RECONCILIATION REQUIRED UNDER SECURITIES AND EXCHANGE COMMISSION (SEC) RULE 17A-5(E)(4)

Board of Directors
Stalwart Capital LLC
Hillsdale, NJ 07642

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Commission we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Stalwart Capital LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC , solely to assist you and the other specified parties in evaluating Stalwart Capital LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Stalwart Capital LLC's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

4. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dugan, Cellhart + Zoch PA

February 11, 2013
Closter, NJ